Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated January 19, 2021

Registration Statement 333-252191 filed on January 19, 2021

$300,000,000

Commercial Metals Company

3.875% Senior Notes due 2031

January 19, 2021

Pricing Supplement dated January 19, 2021 to the

Preliminary Prospectus Supplement dated January 19, 2021 of Commercial Metals Company

This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Commercial Metals Company

Title of Securities:	3.875% Senior Notes due 2031

Distribution:	SEC Registered

Ranking:	Senior Unsecured

Ratings:*	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Offering Size:	$300,000,000

Gross Proceeds:	$300,000,000

Underwriting Discount:	1.25%

Net Proceeds (Before Expenses):	$296,250,000

Trade Date:	January 19, 2021

Expected Settlement Date:	February 2, 2021 (T+10)

Maturity Date:	February 15, 2031

Coupon:	3.875%

Price to Public:	100.000%

Yield to Maturity:	3.875%

Spread to Benchmark Treasury:	+279 basis points

Benchmark Treasury:	0.875% UST due November 15, 2030

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	August 15, 2021. Interest will accrue on the notes from February 2, 2021.

Record Dates:	February 1 and August 1

Equity Claw:	Prior to February 15, 2024, we may redeem up to 40% of the notes with the net cash proceeds of certain equity offerings at the redemption price of 103.875% of the principal amount of each note to be redeemed, plus accrued and unpaid interest thereon, if any to, but excluding, the date of redemption; provided that (1) notes in an aggregate principal amount equal to at least 60% of the aggregate principal amount of notes issued under the indenture (excluding notes held by us or our subsidiaries) remain outstanding immediately after the occurrence of such redemption, and (2) such redemption occurs within 90 days of the date of the closing of such equity offering.

Optional Redemption:

Prior to February 15, 2026, we will have the option to redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes, plus an applicable premium based on the excess of (1) the present value of (i) the redemption price of the notes on February 15, 2026, as set forth in the table below plus (ii) all required interest payments due on the notes through February 15, 2026 (excluding accrued but unpaid interest to, but not including, the date of redemption), computed using a discount rate equal to the Treasury Rate as of the date of such redemption plus 50 basis points, over (2) the then outstanding principal of the notes, together with accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

On or after February 15, 2026, we will have the option to redeem some or all of the notes at the redemption prices set forth below (expressed as a percentage of principal amount) during the twelve-month period beginning on February 15 of the years indicated below, plus accrued and unpaid interest thereon, if any to, but excluding, the date of redemption.

2026	101.938%
2027	101.292%
2028	100.646%
2029 and thereafter	100.000%

Change of Control:	101% plus accrued and unpaid interest thereon, if any to, but excluding, the purchase date

Denominations:	Minimum denominations of $2,000 and higher integral multiples of $1,000 in excess thereof.

Joint Book—Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:	Fifth Third Securities, Inc. BMO Capital Markets Corp. Capital One Securities, Inc. U.S. Bancorp Investments, Inc.

CUSIP/ISIN Numbers:	CUSIP: 201723 AP8 ISIN: US201723AP84

Use of Proceeds:	The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, are estimated to be approximately $295.2 million. We intend to use the net proceeds from this offering to fund the repurchase of a portion of our outstanding 2026 notes in the tender offer described in the Prospectus Supplement under the heading “Prospectus Supplement Summary—Recent Developments,” and to redeem a portion of any remaining 2026 notes that are not tendered following the expiration of the tender offer, in each case together with accrued interest, any applicable premium payments and expenses related thereto.

Extended Close:	We expect to deliver the notes against payment therefor on or about February 2, 2021 which will be the tenth business day following the date of the pricing of the notes. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery date may be required to specify an alternate settlement cycle at the time of trade to prevent a failed settlement. Investors who wish to trade the notes prior to the delivery date should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by us.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities.

Other Information

The issuer has filed a registration statement (including a base prospectus dated January 19, 2021) and a preliminary prospectus supplement dated January 19, 2021 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain copies of these documents for free by visiting EDGAR on the SEC’s Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1 (800)-831-9146.

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